                                                                 EXHIBIT (e)(62)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


----------------------------------
BARRY FELDMAN,

            Plaintiff,

     v.                                C.A. No. 20114

J. MICHAEL NORRIS, et al.,

            Defendants.

----------------------------------


                      NOTICE OF FILING OF AMENDED COMPLAINT


TO:  Kenneth J. Nachbar, Esquire       Jesse A. Finkelstein, Esquire
     Morris Nichols Arsht & Tunnell    Kevin G. Abrams, Esquire
     1201 N. Market Street             Richards Layton & Finger
     P.O. Box 1347                     One Rodney Square
     Wilmington, DE 19899-1347         Wilmington, DE 19801



     PLEASE TAKE NOTICE that, on this 4th day of February 2003, plaintiff has filed his Amended Complaint. In accordance with Rule 15(aa), plaintiff avers that this Amended Complaint is in full substitution for the complaint heretofore filed in this action.


                                      ROSENTHAL, MONHAT, GROSS
                                      & GODDESS, P.A.


                                      By: /s/ Carmella P. Keener
                                          -------------------------------
                                            919 Market Street, Suite 1401
                                            P.O. Box 1070
                                            Wilmington, DE 19899
                                            (302) 656-4433
                                            Counsel for Plaintiff

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------
 BARRY FELDMAN,

          Plaintiff,

      v.                                      C.A. No. 20114

 J. MICHAEL NORRIS, et al.,

          Defendants.

----------------------------------------

                                AMENDED COMPLAINT

     Plaintiff, by and through his attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

     1. This is a class action on behalf of the public holders of common stock of Next Level Communications, Inc. ("Next Level" or the "Company"), against certain of its directors and Motorola, Inc. ("Motorola"), the Company's controlling shareholder, arising out of Motorola's offer to take Next Level private for $1.04 per share in cash.

     2. On or about January 12, 2003, Motorola sent a letter to Next Level stating that it planned to commence an unsolicited tender offer for all of the outstanding common stock of Next Level that it does not already own for $1.04 per share in cash, As of January 12, 2003, Motorola owned approximately 74% of the outstanding shares of Next Level common stock. In addition, Motorola owned
(1) all of the preferred stock of Next Level; and (2) warrants to purchase shares of Next Level common stock at various prices and exercisable over various periods. Taking Next Level's aggregate equity holdings into account, pursuant to 13(d) of the

Securities Exchange Act of 1934, Motorola is deemed to beneficially own approximately 89.67% of Next Level's outstanding common stock.

     3. On or about January 27, 2003, Motorola commenced its tender offer (the "Tender Offer"), refusing to negotiate price or any other terms of the Tender offer with a special committee of directors formed by Next Level's Board of Directors (the "Special Committee").

     4. By commencing the Tender Offer, as set forth herein, Motorola and the directors it controls on the Next Level Board have breached and continue to breach their fiduciary duties owed to the Company's minority shareholders by, among other things, (1) timing and structuring the Tender Offer to coerce Next Level's shareholders into accepting it; (2) failing to provide Next Level's minority shareholders with materially accurate and complete information concerning the Tender Offer; (3) attempting to squeeze out the Company's minority shareholders for a grossly unfair and inadequate price; and (4) improperly blocking the Board of Directors of Next Level from implementing a stockholder rights plan, commonly referred to as a "poison pill."

     5. For instance, in its Tender Offer materials, Motorola discloses that Next Level, prior to Motorola's unsolicited Tender Offer, requested that Motorola provide $30 million in funding to Next Level for 2003. Absent such funding, Motorola predicts that Next Level could become insolvent and that, among other things, the Company could be de-listed from the NASDAQ National Market System. Commencing the Tender Offer while at the same time withholding an answer as to whether it will provide the requested funding to Next Level in the event the Tender Offer is not consummated unlawfully coerces the Company's minority shareholders into accepting the Tender Offer. In essence, Motorola is using Next Level's desperate need for additional funding to force a non-negotiated, grossly inadequate buyout price on the Company's minority shareholders. Shareholders have no free choice. They are basically told (1) accept the offer even if you do not believe $1.04 is fair value; or (2) reject the offer and risk Motorola "pulling the plug" on Next Level,

     6. Moreover, the documents disseminated to Next Level's public shareholders in connection with the Tender Offer are materially incomplete and misleading. The Schedule TO (the "Tender Offer Statement") filed by Motorola fails to provide the Company's public shareholders with essential and meaningful information they need to assess the fairness and reasonableness of the proposed transaction. In particular, in a transaction such as the one at issue here, the majority and controlling shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders' decision whether to accept the consideration offered. Among other things, in connection with the Tender Offer, Motorola has violated its disclosure obligations by:

        . failing to disclose whether Motorola will provide the requested $30 million of funding to Next Level if the Tender Offer fails and whether it will continue to financially support Next Level;

        . failing to disclose the factual basis relied on by Next Level's Special Committee for its opinion that Motorola's public disclosures in connection with commencement of the Tender Offer would violate a disclosure agreement between Motorola and Next Level entered into in connection with a commercial agreement signed do April 20, 2001;

        . expressly contradicting its own statements concerning the health and prospects of Next Level which Motorola touted as recently as October of 2002; and

         . including investment banking analyses which result in a negative value for Next Level's minority shares - a practice which is not generally accepted in the investment banking community.

     7. Further, the consideration Motorola has offered to Next Level's minority shareholders in the Tender Offer is unfair and inadequate because, among other things, the proposed consideration provides a premium woefully below the premiums paid in comparable minority buyout transactions. Moreover, the Tender Offer does not fairly reflect Next Level's improving financial prospects nor does it account for the Company's recent financial performance. In its Schedule 14D9 filed with the SEC on or about February 4, 2003, Next Level's Special Committee has recommended against tendering because, among other things, the $1.04 price is unfair to the Company's minority shareholders.

     8. Finally, Motorola's preferred shares purport to permit it to block Next Level from adopting a poison pill, a power that conflicts with Section 141(a) of the Delaware General Corporation Law. Indeed, Motorola has refused to allow the Special Committee of Next Level to adopt a shareholder rights plan, in violation of its fiduciary duties.

     9. Thus, Motorola is clearly attempting to squeeze out the public shareholders of Next Level without affording them a fair process, fair consideration for their shares, or full and fair disclosure. Injunctive relief in this action is necessary to protect the interests of Next Level's minority shareholders.

                                   THE PARTIES

     10. Plaintiff is, and at all relevant times has been, the owner of Next Level common stock.

     11. Defendant Next Level is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 6085 State Farm Drive,

Rohnert Park, California. Next Level designs and markets high-speed, high-volume communications equipment that enables telephone companies and others to deliver voice, data, and video services over the existing copper wire infrastructure. At all relevant times, Next Level common stock has traded on the NASDAQ National Market System under the symbol "NXTV."

     12. Defendant Motorola is a Delaware corporation with its principal executive offices located in Schaumburg, Illinois. Motorola manufactures and sells a diverse line of electronic equipment and components, including communications systems, semiconductors, electronic engine controls and computer systems.

         a. As of January 12, 2003, Motorola owned approximately 74% of the outstanding shares of Next Level common stock. In addition, Motorola owned (1) all of the preferred stock of Next Level; and
              (2) warrants to purchase shares of Next Level common stock at various prices and exercisable over various periods. Taking Next Level's holdings into account, pursuant to 13(d) of the Securities Exchange Act of 1934, Motorola is deemed to beneficially own approximately 89.67% of Next Level's outstanding common stock;

         b. Motorola is also party to numerous shareholder and commercial agreements with Next Level, including a 1999 Corporate and Intercompany Agreement, a 1999 Cross License Agreement, a November 1999 Registration Rights Agreement, a December 2000 Tax Sharing and Allocation Agreement, a May 2001 Credit Agreement, a May 2001 Collateral Security Agreement, a May 2001 Registration Rights Agreement, an October 2001 Mortgage Guarantee and Environmental

              Indemnity Agreement, a February 2002 Securities Purchase Agreement, a February 2002 Registration Rights Agreement, a March 2002 Financing Commitment Letter, an April 2002 Letter of Certification to Nasdaq, a June 2002 Securities Purchase Agreement, a June 2002 Registration Rights Agreement, and a September 2002 Securities Purchase Agreement.

         c. By virtue of its controlling equity ownership and ubiquitous commercial relationships with Next Level, Motorola is in a fiduciary relationship with plaintiff and the other public stockholders of Next Level, and owes plaintiff and the other members of the Class (defined below) the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

     13. Defendant J. Michael Norris ("Norris") is, and at all relevant times has been, Chairman of the Board of Directors (the "Board"), President, and Chief Executive Officer of Next Level. Norris has spent 29 years of his professional career with Motorola.

     14. Defendant Eugene Delaney ("Delaney") is, and at all relevant times has been, a director of Next Level. Delaney also serves as President of Asia Pacific and Senior Vice President and General Manager of Global Relations and Resources Organization at Motorola. Delaney is a Motorola designee to the Next Level Board.

     15. Defendant Gray Benoist ("Benoist") is, and at all relevant times has been, a director of Next Level. Benoist is a Motorola designee to the Next Level Board.

     16. The defendants referred to in paragraphs 13 through 15 are collectively referred to herein as the "Individual Defendants."

     17. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Next Level, and owe plaintiff and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     18. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all shareholders of Next Level common stock, or their successors in interest, who are being, and will be, harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     19. This action is properly maintainable as a class action.

     20. The Class is so numerous that joinder of all members is impracticable. As of January 27, 2003, there were approximately 28.8 million shares of Next Level common stock in the public float, owned by hundreds if not thousands of public shareholders.

     21. There are questions of law and fact which are common to the Class including, inter alia, the following:

         a. whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Next Level's public stockholders;

         b. whether the Tender Offer is coercive to Next Level's public shareholders;

         c. whether defendants have issued materially incomplete and misleading Tender Offer materials; and

         d. whether plaintiff and the other members of the Class would be irreparably damaged were the Tender Offer complained of herein consummated.

     22. Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     23. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     24. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

A.   Background of the Tender Offer

     25. In the fall of 1999, Motorola agreed to acquire General Instrument which, at that time, was the controlling shareholder of Next Level. With its acquisition of General Instrument, Motorola became the owner of more than 80% of Next Level's outstanding common stock.

     26. According to Motorola, and as set forth in the Tender Offer Statement, since the outset of Motorola's ownership in Next Level, Next Level has experienced operating losses and liquidity problems. Further, Next Level has continuously approached Motorola to seek financing for its operations. Since December of 2000, Motorola has provided approximately $177.3 million in debt and equity financing, guaranties of Next Level indebtedness which support approximately $30 million of Next Level's obligations, and other accommodations to Next Level in order to support Next Level's operations as a going concern and its continued listing on the NASDAQ National Market System. Motorola predicts in its Tender Offer Statement that, absent further financing from itself to Next Level, Next Level could be delisted from the NASDAQ and/or cease to be sustainable as a solvent entity. Further, Motorola has blocked Next Level's attempts to obtain third-party financing, in effect, ensuring that Motorola is Next Level's only financial lifeline.

     27. According to the Tender Offer Statement, due to Next Level's economic and strategic struggles, at various times during 2001, Motorola determined to evaluate its strategic options with respect to Next Level. Motorola considered
(a) buying the remaining public interest in Next Level; (b) selling its equity stake in Next Level; (c) terminating its funding of Next Level; or (d) ending its involvement with the Company's business.

     28. By September of 2002, Motorola narrowed its considerations to two primary strategic alternatives with respect to its ownership in Next Level: (1) acquire the public stake and integrate Next Level into Motorola's broadband access business; or (2) manage its investment in Next Level so as to maximize its value for a later sale. After several months of investigating and analyzing the situation, including performing due diligence which gave it access to Next Level's confidential customer information, Motorola decided in January 2003 that it would be best for its interests to complete an acquisition of Next Level quickly, i.e., to pursue a tender offer rather than a negotiated merger with Next Level.

B.   The Tender Offer

     29. On January 12, 2003, Motorola sent Next Level a letter stating that it intended to commence a tender offer for all of the outstanding shares of Next Level not owned by Motorola for a purchase price of $1.04 per share in cash. Motorola touts the fact in its Tender Offer Statement that the consideration provides a 14.4% premium over the closing price of Next Level common stock on January 10, 2003.

     30. In the letter, Motorola stated that it was not seeking approval from Next Level's directors and that it wished to complete the tender offer "as quickly as possible."

     31. On or about January 16, 2003, Next Level's Board formed a committee of directors purportedly unaffiliated with Motorola. However, apparently without speaking to the Special Committee. Motorola informed Next Level on January 24, 2003 that it was commencing the Tender Offer at the stated price of $1.04 per share on January 27, 2003.

     32. On January 25, 2003, Paul Latchford, a member of the Special Committee, contacted Motorola and expressed the Special Committee's view that Motorola's disclosure in connection with the commencement of an unsolicited tender offer could breach the terms of a disclosure agreement signed by Motorola and Next Level in connection with a commercial agreement executed by the same parties on April 20, 2001. Latchford asked that the Special Committee be permitted to review the Tender Offer Materials before they were disseminated, but Motorola refused.

     33. On January 27, 2003, Motorola formally commenced the Tender Offer. That same day, Next Level announced that its Special Committee advised that the Company's public shareholders take no action with respect to the Tender Offer until the Special Committee issues a recommendation with respect to the fairness of the Tender Offer price. On February 4, 2003, the

Special Committee recommended that the Company's minority shareholders not tender into Motorola's coercive and unfair Tender Offer.

C. Defendants Fail To Disclose All Material Information Needed By The Class To Make Informed Decisions Regarding The Fairness Of The Transaction.

     34. The Tender Offer Statement is materially incomplete and misleading for several reasons. First, Motorola discloses in the Tender Offer Statement that, on December 19, 2002, Next Level asked it to provide funding of approximately $30 million for 2003. Absent such funding, Motorola predicts that the Company could become insolvent and that it may be delisted from the NASDAQ National Market System. Motorola does not state, however, whether it will provide the requested funding if the Tender Offer fails. More generally, Motorola fails to disclose whether it will terminate all of its financial support for Next Level if the Tender Offer fails.

     35. Second, the Tender Offer Statement is replete with negative analyses and/or predictions for Next Level's business and future prospects, which entirely contradict Motorola's public assurances concerning Next Level which were made as recently as October 2002. These new, self-serving negative comments concerning Next Level's business and prospects juxtaposed against its recent positive comments regarding Next Level's business and its prospects casts a suspicious cloud over Motorola's Tender Offer disclosures, For example, Motorola states in the Tender Offer Statement:

         . Motorola believes the challenges facing Next Level currently place an unsustainable burden on Next Level's business;

         . By August 2002, Motorola's management became increasingly concerned that Motorola management could do nothing to stem the losses that Next Level contributed to Motorola's bottom line;

         . Next Level is facing significant financial and strategic challenges in a turbulent market environment for its products;

         . Next Level, as of December 2002, was seeking an additional $30 million in funding from Motorola and, in Motorola's view, will need to take other steps to avoid a "going concern" qualification from its auditors and to remain listed on the NASDAQ National Market System; and

         . Next Level is currently facing being de-listed from NASDAQ and has financing needs which, if not satisfied, could raise significant doubts about Next Level's ability to continue to operate through 2003.

     36. Motorola's "gloom and doom" characterizations of Next Level's business are entirely inconsistent with its representations and Next Level's representations about the condition of the Company over the past year. For example, Motorola stated in a press release on October 22, 2002:

         Our action today in extending Next Level's debt confirms our continued support to Next Level, its customers, management, and employees Next Level has been making significant progress, as evidenced by recent successful trials and deployments, to provide telephone companies around the world with a state-of-the art, full service platform with the most complete and compelling triple play of voice, video and data solutions.

     37. Similarly, on or about April 17, 2002, Next Level commented:

         We are pleased with the continued commitment from Motorola and their support for our business proposition. The $35 million line of credit combined with our overall balance sheet improvements, expense controls, and improvement in revenues, provide a strong foundation for sustained growth.

     38. Third, the Tender Offer Statement is also materially misleading to the extent that it fails to identify the Special Committee's concerns with respect to a possible violation of a disclosure agreement between Next Level and Motorola. Specifically, the Tender Offer Statement states that the Special Committee expressed concern that Motorola's commencement of the unsolicited Tender Offer and the filing of the Tender Offer Statement may violate a disclosure agreement between Next Level and Motorola. The Tender Offer Statement does not describe the disclosure agreement, the reasons why the Special Committee believes the Tender Offer Statement may violate such agreement, the reasons why Motorola determined that its actions would not violate the disclosure agreement, and the remedies Next Level could seek if the Tender Offer Statement does, in fact, violate the disclosure agreement.

     39. Fourth, the Tender Offer Statement includes materially misleading investment banker analyses. The Tender Offer Statement includes JPMorgan's comparable publicly traded companies analysis and a discounted cash flow analysis, which both result in a range of values for Next Level common stock below $0.00 per share. These analyses paint an unfair picture of Next Level's common stock. Generally accepted valuation principles in the investment banking community require analyses that result in negative stock values to be ignored. A share of common stock cannot be worth negative value. The JPMorgan analyses are wrongly included in the Tender Offer Statement in an attempt by Motorola to convince the Company's minority shareholders that $1.04 per share is a fair price. The analyses are inaccurate and represent an unlawful attempt by Motorola to squeeze the Company's minority shareholders out of Next Level for an unfair price.

D.   The Tender Offer Is Coercive

     40. As set forth above, Motorola has temporarily left the Company "out to dry" concerning the Company's request for additional funding of $30 million for 2003. Without such funding, even Motorola admits that Next Level will likely not be able to secure equivalent funds from a third party and will have difficulty remaining solvent and/or being listed by NASDAQ.

     41. Motorola's commencement of the Tender Offer, while at the same time ignoring Next Level's outstanding financing request, is certainly coercive to Next Level's minority shareholders. Next Level's shareholders are essentially being given a "Hobson's choice" - i.e. - they must make a decision of accepting the inadequate $1.04 per share, or continue their equity holding in a Company that may be abandoned by its only realistic financing option.

     42. Over the past two years, Motorola has taken steps to make sure it is Next Level's only realistic financing option, vetoing several attempts by Next Level to obtain third-party financing. Motorola cannot be permitted to threaten Next Level's minority shareholders with its ability to presently cut off financing for Next Level, leaving Next Level to face the likelihood of insolvency.

E.   The Tender Offer Price Is Unfair and Grossly Inadequate

     43. Although Motorola is accurate when it states that the consideration proposed in the Tender Offer provides a premium of more than 14% compared to the Company's closing price on January 10, 2003, its self-serving characterization is misleading. Indeed, a closer examination of Next Level's recent trading history reveals that $1.04 per share is entirely insufficient. For example, Motorola conveniently fails to draw attention to the fact that (1) prior to the announcement of the Tender Offer, Next Level common stock traded in excess of the Tender Offer price as recently as December 3, 2002; (2) the $1.04 per share price represents a discount of more than 50% to Next Level's 52-week high of $2.38 per share; and
(3) the $1.04 per share price represents a discount of more than 14% to Next Level's average trading price for the year leading up to January 10, 2003. Moreover, even the one-day premium touted by Motorola falls substantially short of the typical premium paid in similar merger transactions. For instance, according to Dealogic, the average one week premium for completed mergers of less than $5 billion for the nine month period ending June 7, 2002 was 27.4%.

     44. In addition, since one day after the announcement of the Tender Offer, Next Level common stock has not traded below $1.15 per share, well in excess of the Tender Offer price. As of February 4, 2003, Next Level common stock was trading as high as $1.26 per share.

     45. Further, the Special Committee has recommended that the Company's minority shareholders do not tender in the Tender Offer because both the price offered and the process pursued by Motorola are unfair. Specifically, the Special Committee has stated the price of $1.04 per share is deficient because:

          a. The price significantly undervalues Next Level's long term prospects considering its continuing progress with the Regional Bell Operating Companies and other North American telecommunications service providers and the likely increase in future revenues resulting therefrom;

          b. Next Level has made recent significant financial improvement, increasing revenues for the fourth quarter of 2002 by 15%;

          c. Next Level has substantially increased its cash flow and reduced its operating expenses over the last year; and

          d. A major telecommunications company is in the process of rolling bundled services utilizing Next Level's platform throughout Winnipeg, Canada.

F.   Motorola Is Unlawfully Precluding the Adoption of a Poison Pill

     46. On or about January 28, 2003, the Special Committee sent a letter to Motorola requesting that Motorola agree not to use any veto rights with respect to any stockholder rights plan approved by the Special Committee or Next Level. Motorola replied two days later, stating it would not agree to such a request.

     47. By refusing to agree to permit the Special Committee and Next Level to adopt a poison pill, Motorola has breached its fiduciary duty to the Company's shareholders. Motorola's refusal improperly precludes the Special Committee from negotiating on behalf of the Company's minority shareholders.

     48. Motorola is the majority owner of Next Level and is, therefore, well aware of the true status of Next Level's development and success, although its public disclosures of such seem to vary to suit its present interests. In making its inadequate offer to acquire the publicly owned stock of the Company, Motorola has tried to take advantage of the fact that the market price of Next Level stock does not fully reflect the progress and inherent and future value of the Company. Moreover, the Tender Offer is structurally coercive as Motorola has effectively threatened to "pull the plug" on Next Level if the Tender Offer is not successful.

     49. The intrinsic value of the stock of Next Level is materially in excess of $1.04 per share. The proposed consideration offers an inadequate premium to the public stockholders of Next Level and was not the result of arm's length negotiations. Rather, the proposed consideration was set arbitrarily by Motorola to "cap" the market price of Next Level stock, as part of its plan to obtain complete ownership of the Company's assets and business at the lowest possible price.

     50. Because Motorola is in possession of substantial non-public information concerning the Company's future financial prospects, the degree of knowledge and economic power between Next Level and the Class members is unequal, making it unfair for Motorola to obtain the remaining minority shares of Next Level for the unfair and inadequate consideration it has proposed with inadequate disclosure and veiled threats.

     51. Because Motorola controls an overwhelming majority of Next Level's common stock, no auction or market check can be effected to ascertain the Company's transactional worth. Thus, Motorola has the power and is exercising such, with the acquiescence of the Individual Defendants, to acquire Next Level's minority shares and dictate terms which are in Motorola's best interest, without competing bids and in violation of its fiduciary duties to the Class.

     52. Plaintiff and the Class are immediately threatened by the acts and the Tender Offer complained of herein, and will suffer irreparable harm unless the defendants are enjoined from breaching their fiduciary duties in the manner indicated herein.

     53. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows;

         A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as Class representative;

         B. Enjoining the proposed Tender Offer or, if the Tender Offer is consummated, rescinding the Tender Offer or awarding rescissory damages;

     C. Compelling Motorola to supplement its presently deficient Tender Offer Statement to disclose all material facts necessary for the plaintiffs and the Class to make an informed decision as to whether to tender their shares;

     D. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

     E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

     F. Granting such other and further relief as this Court may deem to be just and proper.

                                           ROSENTHAL, MONHAIT, GROSS
                                                & GODDESS, P.A.



                                           By: /s/ Carmella P. Keener
                                               ----------------------------
                                               919 Market Street
                                               Suite 1401
                                               P.O. Box 1070
                                               Wilmington, DE 19899
                                               (302) 656-4433

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600

                             CERTIFICATE OF SERVICE

     I, Carmella P. Keener, do hereby certify that on this 4/th/ day of February 2003, I caused two copies of the foregoing document to be served by hand upon:

TO:      Kenneth J. Nachbar, Esquire             Jesse A. Finkelstein, Esquire
         Morris Nichols Arsht & Tunnell          Kevin G. Abrams, Esquire
         1201 N. Market Street                   Richards Layton & Finger
         P.O. Box 1347                           One Rodney Square
         Wilmington, DE  19899-1347              Wilmington, DE  19801


                                                 /s/ Carmella P. Keener
                                                 ----------------------------
                                                      Carmella P. Keener